FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Limited Review Report on Interim Period Financial Statements

2	Financial Statements as of September 30, 2005 and Comparative Information

3	Statutory Audit Committee’s Report

SOCIEDAD ANONIMA

Financial Statements as of September 30, 2005

and Comparative Information

Limited Review Report on Interim Period

Financial Statements

Statutory Audit Committee’s Report

Item 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Limited Review Report on Interim

Period Financial Statements

To the Board of Directors of

YPF SOCIEDAD ANONIMA:

1.	We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of September 30, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of September 30, 2005, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.	We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modification that should be made to the financial statements referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Buenos Aires City, Argentina.

4.	In relation to the financial statements as of December 31, 2004 and September 30, 2004, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 10, 2005, and our unqualified limited review report on interim period financial statements dated November 4, 2004, respectively.

2

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

November 10, 2005

Deloitte & Co. S.R.L.

Ricardo C. Ruiz
Partner

Item 2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires City, Argentina

FISCAL YEARS NUMBER 29 AND 28

BEGINNING ON JANUARY 1, 2005 AND 2004

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 19, 2005.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of September 30, 2005

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Current Assets
Cash	297	492
Investments (Note 2.a)	377	408
Trade receivables (Note 2.b)	1,917	2,049
Other receivables (Note 2.c)	4,321	3,871
Inventories (Note 2.d)	1,340	1,134
Other assets	—	380

Total current assets	8,252	8,334

Noncurrent Assets
Trade receivables (Note 2.b)	60	72
Other receivables (Note 2.c)	1,398	1,457
Investments (Note 2.a)	486	490
Fixed assets (Note 2.e)	20,708	20,554
Intangible assets	7	15

Total noncurrent assets	22,659	22,588

Total assets	30,911	30,922

Current Liabilities
Accounts payable (Note 2.f)	2,189	2,025
Loans (Note 2.g)	393	246
Salaries and social security	127	121
Taxes payable	1,951	1,999
Net advances from crude oil purchasers	91	264
Reserves	155	130

Total current liabilities	4,906	4,785

Noncurrent Liabilities
Accounts payable (Note 2.f)	962	854
Loans (Note 2.g)	1,062	1,684
Salaries and social security	63	68
Taxes payable	23	23
Net advances from crude oil purchasers	120	634
Reserves	954	898

Total noncurrent liabilities	3,184	4,161

Total liabilities	8,090	8,946
Temporary differences
Foreign companies’ translation	(115)	(107)
Valuation of derivative instruments	(1)	(4)
Shareholders’ Equity	22,937	22,087

Total liabilities, temporary differences and shareholders’ equity	30,911	30,922

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Net sales (Note 4)	16,592	14,522
Cost of sales	(8,069)	(6,660)

Gross profit	8,523	7,862

Administrative expenses (Exhibit H)	(379)	(332)
Selling expenses (Exhibit H)	(1,139)	(965)
Exploration expenses (Exhibit H)	(187)	(265)

Operating income	6,818	6,300

Income on long-term investments (Note 4)	26	119
Other expenses, net (Note 2.h)	(292)	(196)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	151	119
Exchange differences	(59)	21
Holding gains on inventories	153	183
(Losses) Gains on liabilities
Interests	(374)	(160)
Exchange differences	80	(75)
Income from sale of long-term investments	75	—

Net income before income tax	6,578	6,311
Income tax	(2,581)	(2,465)

Net income from continuing operations	3,997	3,846

Income on discontinued operations (Note 1.c)	—	3
Income from the sale of discontinued operations (Note 1.c)	—	47

Net income	3,997	3,896

Earnings per share	10.16	9.91

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Cash Flows from Operating Activities
Net income	3,997	3,896
Adjustments to reconcile net income to net cash provided by operating activities:
Income on long-term investments	(26)	(119)
Income on discontinued operations	—	(3)
Income for the sale of discontinued operations	—	(47)
Income from sale of long-term investments	(75)	—
Dividends from long-term investments	7	38
Depreciation of fixed assets	1,977	1,822
Consumption of materials and fixed assets retired, net of allowances	203	222
Increase in allowances for fixed assets	29	90
Increase in reserves included in liabilities	203	181
Changes in assets and liabilities:
Trade receivables	144	(260)
Other receivables	(472)	2,034
Inventories	(206)	(385)
Accounts payable	135	(3)
Salaries and social security	(8)	(2)
Taxes payable	(48)	(1,725)
Net advances from crude oil purchasers	(682)	(191)
Decrease in reserves included in liabilities	(122)	(99)
Interests, exchange differences and others	151	(83)

Net cash flows provided by operating activities	5,207 (1)	5,366 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,360)	(1,897)
Capital distributions from long-term investments	6	15
Proceeds from sale of long-term investments	454	—
Proceeds from sale of discontinued operations	—	125
Investments (non cash and equivalents)	—	(7)

Net cash flows used in investing activities	(1,900)	(1,764)

Cash Flows from Financing Activities
Payment of loans	(456)	(939)
Proceeds from loans	70	288
Dividends paid	(3,147)	(3,540)

Net cash flows used in financing activities	(3,533)	(4,191)

Net decrease in Cash and Equivalents	(226)	(589)
Cash and equivalents at the beginning of years	887	1,246

Cash and equivalents at the end of periods	661	657

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (2,490) and (4,297) corresponding to income tax payments and (244) and (171) corresponding to interest payments for the nine-month periods ended September 30, 2005 and 2004, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets as of September 30, 2005 and December 31, 2004 and the related statements of income and cash flows for the nine-month periods ended September 30, 2005 and 2004, as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), the Company discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which have produced changes on the latter shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Income on discontinued operations

As mentioned in Note 10 to the primary financial statements, during the second semester of the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., respectively. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income on discontinued operations” account of the statement of income.

Fixed assets

Mineral properties on foreign unproved properties have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Intangible assets

Correspond to start up and organization costs, valued at acquisition cost restated as detailed in Note 1 to the primary financial statements, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In Management’s opinion, future activities will generate enough economic benefits to recover incurred costs.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., a YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during the period of active service of employees. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

Correspond to cash flow hedges entered, to establish a protection against variability in cash flows due to changes in interest rates established in loan contracts. Changes in the fair value of cash flow hedges are initially deferred in “Temporary Differences - Valuation of derivative instruments” account in the balance sheet and charged to financial expenses of the statement of income as the related transactions are recognized. Fair value of these instruments (interest rate swaps) amounted to 1 and 4 as of September 30, 2005 and December 31, 2004, respectively, and were included in the “Loans” account of the balance sheet.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts as of September 30, 2005 and December 31, 2004

Assets

a)	Investments:

	2005			2004
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	377	(1)	4	408	(1)	4
Long-term investments	—		803	—		811
Allowance for reduction in value of holdings in long-term investments	—		(321)	—		(325)

	377		486	408		490

(1)	Includes 364 and 395 as of September 30, 2005 and December 31, 2004, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2005		2004
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,913	60	1,939	72
Related parties	353	—	469	—

	2,266	60	2,408	72
Allowance for doubtful trade receivables	(349)	—	(359)	—

	1,917	60	2,049	72

c)	Other receivables:

	2005			2004
	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		416	—		422
Tax credits and export rebates	379		22	348		24
Trade	31		—	21		—
Prepaid expenses	90		111	52		139
Concessions charges	17		89	19		105
Related parties	3,150	(1)	581	3,110	(1)	617
Loans to clients	10		90	10		87
From the renegotiation of long-term contracts	—		17	—		21
From joint ventures and other agreements	14		—	6		—
Trust contribution under Decree No. 1,882/04	273		—	66		—
Miscellaneous	482		137	369		112

	4,446		1,463	4,001		1,527
Allowance for other doubtful accounts	(125)		—	(130)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(65)	—		(70)

	4,321		1,398	3,871		1,457

(1)	In addition to the amounts detailed in note 3.c to the primary financial statements, include 415 as of September 30, 2005, which accrue fixed interest at an annual rate from 2.45% to 4.65% and 604 as of December 31, 2004, with Repsol International Finance B.V. (other related party under common control).

d)	Inventories:

	2005	2004
Refined products	807	617
Crude oil	364	355
Products in process	19	13
Raw materials, packaging materials and others	150	149

	1,340	1,134

e)	Fixed assets:

	2005	2004
Net book value of fixed assets (Exhibit A)	20,757	20,617
Allowance for unproductive exploratory drilling	(3)	(16)
Allowance for obsolescence and assets to be disposed of	(46)	(47)

	20,708	20,554

Liabilities

f)	Accounts payable:

	2005		2004
	Current	Noncurrent	Current	Noncurrent
Trade	1,602	29	1,628	32
Hydrocarbon wells abandonment obligations	—	654	—	648
Related parties	209	—	172	—
From joint ventures and other agreements	137	—	136	—
Miscellaneous	241	279	89	174

	2,189	962	2,025	854

g)	Loans:

	Interest rates(1)		Principal maturity	2005		2004
				Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75-10.00	%(2)	2007-2028	15	989	29	1,078
Related parties	—		—	—	—	2	71
Compañía Mega S.A. Negotiable Obligations	—		—	—	—	3	116
Profertil syndicated loan	5.51-7.72	%(3)	2005	221	—	56	261
Interest rate swaps	—		—	1	—	—	4
Subordinated liabilities with shareholders	—		—	—	—	13	—
Other bank loans and other creditors	2.90-7.51	%(3)	2005-2007	156	73	143	154

				393	1,062	246	1,684

(1)	Annual interest rates as of September 30, 2005.
(2)	Fixed interest rate.
(3)	Include 78 which accrue fixed interest at annual rates between 2.90% and 4.25%, and 372 which accrue variable interest at annual rates of LIBO plus a spread between 1.60% and 2.75%.

Consolidated Statements of Income Accounts as of September 30, 2005 and 2004

h)	Other expenses, net:

	Income (Expense)
	2005	2004
Reserve for pending lawsuits and other claims	(119)	(100)
Environmental remediation	(30)	(74)
Miscellaneous	(143)	(22)

	(292)	(196)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”), controlled companies through YPF Holdings Inc., have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of September 30, 2005, reserves for the environmental contingencies totaled approximately 261. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The total expended by YPF Holdings Inc. under this cost sharing arrangement was approximately US$ 74 million as of September 30, 2005. The remaining portion of this cost sharing arrangement (3 as of September 30, 2005) has been reserved. In the following discussions concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey, agricultural chemicals plant. In 1998, the EPA approved the remedial design. TS believes the construction of the approved remedy has been completed and has submitted to the EPA its report in connection with the required optimization phase, which included testing and related operations. TS is awaiting the EPA’s response to such report so that it may move beyond the optimization phase. This work was supervised and paid for by TS pursuant to the above described indemnification obligation to Occidental. YPF Holdings Inc. has fully reserved the estimated costs required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately 29.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of TS’ studies. YPF Holdings Inc. currently expects the testing and studies to be completed in 2005 and the cost to be incurred are approximately US$ 3 million after September 30, 2005, which amount has been fully reserved. Maxus and TS have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP. Twelve additional parties have agreed to join in helping fund the EPA’s activities in this regard, and negotiations are underway to amend the order regarding this study to include a total of 43 participants. After such amendment is finalized, TS’ estimated share of the cost of this remedial investigation and feasibility study is approximately US$ 0.3 million over the next three years, which amount has been fully reserved. As of September 30, 2005, there is a total of 30 reserved in connection with continuing such other studies and related matters related to the Passaic River and the Newark Bay (see discussion of the DEP’s Directive No. 1 and the Administrative Order on Consent (the “AOC”) below). Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or the Newark Bay.

In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In February 2004, the EPA and Occidental entered into the AOC pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan, a study that includes sampling in Newark Bay. The EPA approved the proposed initial work plan submitted by TS with several modifications. The approved work plan includes sampling in Newark Bay. TS began field work on this study in early October 2005. The approved work plan is estimated to cost US$ 6 million. Such amount has been fully reserved. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny’s Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. The results of the DEP’s review of these reports could increase the cost of any further remediation that may be required. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 74 as of September 30, 2005.

On May 3, 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP of a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the Respondents are jointly and severally liable without regard to fault. Second, the State filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

In addition, in June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River, near the former Kerny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium. While the proposal remains incomplete in certain regards, the DEP is currently reviewing the proposed action levels.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. As of September 30, 2005, it is estimated that the remaining cost of performing the RIFS is approximately US$ 1 million. In addition, the OEPA has approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below (the “Remediation Work”). This has begun, and TS estimates its share of the costs associated with these projects to be approximately US$ 8 million. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. Over ten years ago, the former Painesville Works site was proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. The site has not been listed. As of September 30, 2005, YPF Holdings Inc. has reserved a total of 25 corresponding to its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At September 30, 2005, YPF Holdings Inc. has reserved approximately 9 in connection with its estimated share of costs related to these sites, while the cost of other sites can not be considered to the date.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in escess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. The Port’s claims were settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. Based on current estimates, the cost of such remediation is not expected to exceed a total of US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS, on behalf of Occidental, contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. The hearing in this arbitration was completed in October 2004, and the arbitral tribunal issued its final award on or about January 7, 2005, after having issued an initial award in November 2004. Maxus and TS request, pursuant to the arbitration agreement, a review of the award and also challenged the award in a court proceeding. The defendants are negotiating an agreement to settle this dispute; however, there can be no assurance that an actual settlement will be consummated. As September 30, 2005, YPF Holding Inc. has reserved a total of 91 in connection with this matter.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgment. In late 2004, the appellate court reversed the ruling of the trial court in certain respects and remanded the case for trial. The parties have commenced settlement discussions, although there can be no assurance that a settlement will be effected.

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and b) TS is not a party to said agreement. This matter currently is set for trial in the first quarter of 2006. In developments related to the “Agent Orange” litigation that may be impacted by this lawsuit, the U.S. district court has granted the defendants’ motions for summary judgment, and the plaintiffs’ have appealed the judgments to the Second Circuit Court of Appeals.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million in withholding taxes, which the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same. The company has reached a tentative agreement to resolve these lawsuits, for which YPF Holdings Inc. would not be forced to any disbursement. However, no assurance can be given that a settlement will be effectuated until it has been finally documented and approved by the IRS.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA and a lawsuit for damages brought by certain private parties. With respect to the EPA enforcement activities, although Occidental is one of many PRPs that have been identified, TS (which is handling this matter on behalf of Maxus) presently, considers that the degree of Occidental’s alleged involvement as successor to Chemicals is quite slight. Further, Occidental currently is not a defendant in the private lawsuit. Maxus is named as a defendant in this lawsuit; however, it believes it is improperly named and has required to be rejected.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial in the liability phase of this matter was held in May 2005, and on August 18, 2005 the judge informed that he will pronounce himself against the demanded ones. Depending upon the judge’s decision, trial will be scheduled to determine and allocate responsibility for damages.

In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Maxus is assessing this matter; but, presently lacks sufficient knowledge to determine the extent of its liability, if any, at or in respect of this site.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition and result of operations. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as natural gas sales, crude oil intersegment sales and its derivatives and electric power generation (“Exploration and Production”); the refining and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other” which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations mentioned in Note 3.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production(1)	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Nine-month period ended September 30, 2005
Net sales to unrelated parties	2,162	11,414	1,453	76	—	15,105
Net sales to related parties	431	1,056	—	—	—	1,487
Net intersegment sales	8,482	709	163	143	(9,497)	—

Net sales	11,075	13,179	1,616	219	(9,497)	16,592

Operating income (loss)	5,228	1,540	365	(311)	(4)	6,818
Income (Loss) on long-term investments	18	9	(1)	—	—	26
Depreciation	1,622	274	55	26	—	1,977
Acquisitions of fixed assets	1,971	284	54	57	—	2,366
Assets	16,627	8,620	1,805	4,994	(1,135)	30,911

Nine-month period ended September 30, 2004
Net sales to unrelated parties	1,536	9,656	1,354	110	—	12,656
Net sales to related parties	534	1,332	—	—	—	1,866
Net intersegment sales	8,322	607	125	90	(9,144)	—

Net sales	10,392	11,595	1,479	200	(9,144)	14,522

Operating income (loss)	5,227	1,051	390	(283)	(85)	6,300
Income on long-term investments	32	23	64	—	—	119
Depreciation	1,459	277	63	23	—	1,822
Acquisitions of fixed assets	1,743	207	51	21	—	2,022
December 31, 2004
Assets	16,762	8,244	2,143	4,616	(843)	30,922

(1)	From January 1, 2005, Natural Gas and Electricity segment operations are included in Exploration and Production business segment. The information presented with comparative purposes was restated to give retroactive effect to this criterion.

Export revenues for the nine-month periods ended September 30, 2005 and 2004 were 6,187 and 5,944, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,258	—	—		10		2,268
Mineral property, wells and related equipment	41,399	(2)	29		936		42,362
Refinery equipment and petrochemical plants	8,348	—	2		111		8,461
Transportation equipment	1,792	—	3		7		1,802
Materials and equipment in warehouse	330	—	509		(440)		399
Drilling and work in progress	1,566	(1)	1,813		(936)		2,442
Furniture, fixtures and installations	473	—	1		29		503
Selling equipment	1,258	—	—		12		1,270
Other property	328	—	9		4		341

Total 2005	57,752	(3)	2,366	(2)	(267	)(1)	59,848

Total 2004	55,264	3	2,022	(2)	(328	)(1)	56,961

	2005								2004
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-05		Net book value as of 09-30-04		Net book value as of 12-31-04
Land and buildings	960	8		2%	26	994	1,274		1,338		1,298
Mineral property, wells and related equipment	28,244	(4)		(4)	1,579	29,819	12,543	(3)	12,353	(3)	13,155	(3)
Refinery equipment and petrochemical plants	5,169	(3)		4- 10%	230	5,396	3,065		3,309		3,179
Transportation equipment	1,191	(14)		4- 5%	42	1,219	583		605		601
Materials and equipment in warehouse	—	—		—	—	—	399		328		330
Drilling and work in progress	—	—		—	—	—	2,442		1,929		1,566
Furniture, fixtures and installations	418	(8)		10%	35	445	58		59		55
Selling equipment	887	—		10%	53	940	330		375		371
Other property	266	—		10%	12	278	63		58		62

Total 2005	37,135	(21	)(1)		1,977	39,091	20,757

Total 2004	34,790	(5	)(1)		1,822	36,607			20,354		20,617

(1)	Includes 43 and 101 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2005 and 2004, respectively.
(2)	Includes 6 and 125 corresponding to the future cost of hydrocarbon wells abandonment obligations for the nine-month periods ended September 30, 2005 and 2004, respectively.
(3)	Includes 1,289, 1,409 and 1,387 of mineral property as of September 30, 2005 and 2004 and December 31, 2004, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005					2004
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	346	81	92	22	541	426
Fees and compensation for services	41	123	14	4	182	123
Other personnel expenses	111	34	17	12	174	149
Taxes, charges and contributions	114	11	144	—	269	262
Royalties and easements	1,289	—	—	6	1,295	1,227
Insurance	56	1	8	—	65	65
Rental of real estate and equipment	151	2	41	1	195	196
Survey expenses	—	—	—	86	86	48
Depreciation of fixed assets	1,868	24	85	—	1,977	1,822
Industrial inputs, consumable materials and supplies	415	5	27	4	451	374
Construction and other service contracts	254	12	31	9	306	340
Preservation, repair and maintenance	663	12	18	2	695	523
Contracts for the exploitation of productive areas	130	—	—	—	130	215
Unproductive exploratory drillings	—	—	—	28	28	159
Transportation, products and charges	373	—	600	—	973	808
Allowance (recovery) for doubtful trade receivables	—	—	3	—	3	(49)
Publicity and advertising expenses	—	40	28	—	68	64
Fuel, gas, energy and miscellaneous	352	34	31	13	430	357

Total 2005	6,163	379	1,139	187	7,868

Total 2004	5,547	332	965	265		7,109

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Current Assets
Cash	82	267
Investments (Note 3.a)	215	180
Trade receivables (Note 3.b)	1,826	1,942
Other receivables (Note 3.c)	3,625	3,076
Inventories (Note 3.d)	1,167	1,005
Other assets (Note 2.d)	—	380

Total current assets	6,915	6,850

Noncurrent Assets
Trade receivables (Note 3.b)	59	71
Other receivables (Note 3.c)	1,308	1,413
Investments (Note 3.a)	2,292	2,344
Fixed assets (Note 3.e)	19,239	19,078

Total noncurrent assets	22,898	22,906

Total assets	29,813	29,756

Current Liabilities
Accounts payable (Note 3.f)	2,125	2,035
Loans (Note 3.g)	96	127
Salaries and social security	95	90
Taxes payable	1,850	1,923
Net advances from crude oil purchasers (Note 3.h)	91	264
Reserves (Exhibit E)	91	67

Total current liabilities	4,348	4,506

Noncurrent Liabilities
Accounts payable (Note 3.f)	738	768
Loans (Note 3.g)	1,062	1,232
Taxes payable	13	15
Net advances from crude oil purchasers (Note 3.h)	120	634
Reserves (Exhibit E)	710	621

Total noncurrent liabilities	2,643	3,270

Total liabilities	6,991	7,776
Temporary differences
Foreign companies’ translation (Note 3.i)	(115)	(107)
Shareholders’ Equity (per corresponding statements)	22,937	22,087

Total liabilities, temporary differences and shareholders’ equity	29,813	29,756

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Net sales (Note 3.j)	15,488	13,478
Cost of sales (Exhibit F)	(7,568)	(6,148)

Gross profit	7,920	7,330

Administrative expenses (Exhibit H)	(326)	(285)
Selling expenses (Exhibit H)	(1,083)	(904)
Exploration expenses (Exhibit H)	(147)	(168)

Operating income	6,364	5,973

Income on long-term investments	65	283
Other expenses, net (Note 3.k)	(100)	(115)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	127	108
Exchange differences	(48)	13
Holding gains on inventories	141	166
(Losses) Gains on liabilities
Interests	(280)	(97)
Exchange differences	61	(68)
Income from sale of long-term investments (Note 10)	75	—

Net income before income tax	6,405	6,263
Income tax (Note 3.l)	(2,408)	(2,367)

Net income	3,997	3,896

Earnings per share (Note 1)	10.16	9.91

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts expressed in millions of Argentine pesos, except for per share amount in pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

2005
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
– Cash dividends (9 per share)	—	—	—	—
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
– Cash dividends (8 per share)	—	—	—	—
– Appropriation to Legal Reserve	—	—	—	—
– Appropriation to Reserve for Future Dividends	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2005				2004
	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	1,286	—	8,947	22,087	22,534
As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
– Cash dividends (9 per share)	—	—	—	—	(3,540)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
– Cash dividends (8 per share)	—	—	(3,147)	(3,147)	—
– Appropriation to Legal Reserve	244	—	(244)	—	—
– Appropriation to Reserve for Future Dividends	—	1,731	(1,731)	—	—
Net income	—	—	3,997	3,997	3,896

Balances at the end of period	1,530	1,731	7,822	22,937	22,890

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Cash Flows from Operating Activities
Net income	3,997	3,896
Adjustments to reconcile net income to net cash provided by operating activities:
Income on long-term investments	(65)	(283)
Dividends from long-term investments	197	70
Depreciation of fixed assets	1,905	1,743
Income from sale of long-term investments	(75)	—
Consumption of materials and fixed assets retired, net of allowances	195	138
Increase in allowances for fixed assets	29	90
Increase in reserves included in liabilities	170	105
Changes in assets and liabilities:
Trade receivables	128	(308)
Other receivables	(519)	2,084
Inventories	(162)	(325)
Accounts payable	(72)	(102)
Salaries and social security	5	5
Taxes payable	(75)	(1,746)
Net advances from crude oil purchasers	(682)	(191)
Decrease in reserves included in liabilities	(57)	(27)
Interests, exchange differences and others	43	48

Net cash flows provided by operating activities	4,962 (1)	5,197 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,284)	(1,799)
Capital distributions from long-term investments	6	15
Proceeds from sales of long-term investments	454	—
Investments (non cash and equivalents)	—	(20)

Net cash flows used in investing activities	(1,824)	(1,804)

Cash Flows from Financing Activities
Payment of loans	(178)	(741)
Proceeds from loans	37	280
Dividends paid	(3,147)	(3,540)

Net cash flows used in financing activities	(3,288)	(4,001)

Net decrease in Cash and Equivalents	(150)	(608)
Cash and equivalents at the beginning of years	434	864

Cash and equivalents at the end of periods	284	256

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (2,393) and (4,249) corresponding to income tax payments, and (158) and (112) corresponding to interest payments, for the nine-month periods ended September 30, 2005 and 2004, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the nine-month periods ended September 30, 2005 and 2004 are unaudited but reflect all adjustments which, in the opinion of Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks of loss pass to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year or period, as applicable, for investments with the same remaining maturity, approximates its carrying value. As of September 30, 2005 and December 31, 2004, the fair value of loans payable estimated based on market prices or current interest rates at the end of the year or period, as applicable, amounted to 1,264 and 1,469, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2005 and 2004.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is presented in Exhibit G.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at market value at the end of each period or year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process and crude oil have been valued at replacement cost as of the end of each period or year.

–	Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

As of December 31, 2004, includes Company’s interest in Petroken Petroquímica Ensenada S.A. (“Petroken”) and in PBBPolisur S.A., which have been valued at the lower of carrying amount or fair value less cost to sell (Note 10). The sale of these investments does not qualify as discontinued operations as the Company continues to hold other petrochemical activities in Argentina.

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included in the “Temporary differences - Foreign companies’ translation” account of the balance sheet, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Buenos Aires City, to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from certain investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts.

Other fixed assets

–	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of September 30, 2005, are 20% for natural gas and liquefied petroleum gas, 5% for gasolines, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price.

h)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of period or year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of September 30, 2005, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of September 30, 2005, approximately 6 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts as of September 30, 2005 and December 31, 2004

Assets

a)	Investments:

	2005			2004
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	215	(1)(2)	—	180	(1)	—
Long-term investments (Exhibit C)	—		2,613	—		2,669
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(321)	—		(325)

	215		2,292	180		2,344

(1)	Includes 202 and 167 as of September 30, 2005 and December 31, 2004, respectively, with an original maturity of less than three months.
(2)	Includes 202 which accrue interest at annual rates between 3% and 6.1% and 13 that accrue interests at annual fixed rate of 8.28%.

b)	Trade receivables:

	2005			2004
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	1,703		59	1,779	71
Related parties (Note 7)	462		—	510	—

	2,165	(1)	59	2,289	71
Allowance for doubtful trade receivables (Exhibit E)	(339)		—	(347)	—

	1,826		59	1,942	71

(1)	Includes 283 in litigation, 135 one to three months past due, 148 in excess of three months past due, 1,555 due within three months and 44 due after three months.

c)	Other receivables:

	2005				2004
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.l)	—		407		—	405
Tax credits and export rebates	340		17		299	17
Trade	27		—		20	—
Prepaid expenses	67		106		42	128
Concessions charges	17		89		19	105
Related parties (Note 7)	2,764	(3)	581		2,516	617
Loans to clients	10		90		10	87
From the renegotiation of long-term contracts	—		17		—	21
From joint ventures and other agreements	14		—		6	—
Trust contribution under Decree No. 1,882/04	273		—		66	—
Miscellaneous	232		66		220	103

	3,744	(1)	1,373	(2)	3,198	1,483
Allowance for other doubtful accounts (Exhibit E)	(119)		—		(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(65)		—	(70)

	3,625		1,308		3,076	1,413

(1)	Includes 50 one to three months past due, 95 in excess of three months past due and 3,599 due as follows: 2,539 from one to three months, 280 from three to six months, 32 from six to nine months and 748 from nine to twelve months.
(2)	Includes 1,235 due from one to two years, 39 due from two to three years and 99 due after three years.
(3)	Includes 1,322 with Repsol YPF S.A., which accrues interest at an annual rate of 3% plus a variable spread and 1,355 with Repsol International Finance B.V. that accrues fixed interest at annual rate of 4.06%.

d)	Inventories:

	2005	2004
Refined products	697	558
Crude oil	351	346
Products in process	19	9
Raw materials and packaging materials	100	92

	1,167	1,005

e)	Fixed assets:

	2005	2004
Net book value of fixed assets (Exhibit A)	19,288	19,141
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(16)
Allowance for obsolescence and assets to be disposed of (Exhibit E)	(46)	(47)

	19,239	19,078

Liabilities

f)	Accounts payable:

	2005				2004
	Current		Noncurrent		Current	Noncurrent
Trade	1,371		20		1,417	22
Hydrocarbon wells abandonment obligations	—		654		—	648
Related parties (Note 7)	345		—		330	—
Investment in controlled company – YPF Holdings Inc.	215		—		102	—
From joint ventures and other agreements	137		—		136	—
Miscellaneous	57		64		50	98

	2,125	(1)	738	(2)	2,035	768

(1)	Includes 2,091 due within three months, 10 due from three to six months and 24 due after six months.
(2)	Includes 124 due from one to two years and 614 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2005		2004
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75-10.00%	2007-2028	15	989	29	1,078
Subordinated liability with shareholders (Note 4)	—	—	—	—	13	—
Other bank loans and other creditors(3)	5.66%	2005-2007	81	73	85	154

			96	1,062	127	1,232

(1)	Annual interest rates as of September 30, 2005.
(2)	Disclosed net of 829 and 784 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of September 30, 2005 and December 31, 2004, respectively.
(3)	Include 147 which accrue variable interest at annual rates of LIBO plus 1.60%.

The maturities of the Company’s current and noncurrent loans, as of September 30, 2005, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	10	46	2	38	96

		From 1 to 2 years	From 3 to 4 years	Over 5 years	Total
Noncurrent loans		579	294	189	1,062

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
	(in millions)					2005		2004
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	7.75%	2007	4	506	14	518
US$ 1,000	1998	US$	100	10.00%	2028	8	189	3	194
US$ 1,000	1999	US$	225	9.13%	2009	3	294	12	366

						15	989	29	1,078

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers:

	2005			2004
	Current	Noncurrent		Current	Noncurrent
Advances from crude oil purchasers	411	608		644	1,466
Derivative instruments - Crude oil price swaps	(320)	(488)		(380)	(832)

	91	120	(1)	264	634

(1)	Includes 91 due from one to two years and 29 due from two to three years.

Temporary differences

i)	Foreign companies’ translation:

	2005	2004
Balance at the beginning of years	(107)	(115)
(Decreases) Increases	(8)	8

Balance at the end of period	(115)	(107)

Statements of Income Accounts as of September 30, 2005 and 2004

	Income (Expense)
	2005	2004
j) Net sales:
Sales	16,325	14,127
Turnover tax	(264)	(207)
Hydrocarbon export withholdings	(573)	(442)

	15,488	13,478

k) Other expenses, net:
Reserve for pending lawsuits and other claims	(119)	(100)
Environmental remediation	—	(7)
Miscellaneous	19	(8)

	(100)	(115)

l) Income tax:
Current income tax	(2,410)	(2,356)
Deferred income tax	2	(11)

	(2,408)	(2,367)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the nine-month periods ended September 30, 2005 and 2004, is as follows:

	2005	2004
Net income before income tax	6,405	6,263
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(2,242)	(2,192)
Permanent differences:
Effect of the restatement into constant Argentine pesos	(259)	(269)
Income on long-term investments	23	99
Miscellaneous	70	(5)

	(2,408)	(2,367)

The breakdown of the net deferred tax asset as of September 30, 2005 and December 31, 2004, is as follows:

	2005	2004
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	62	99
Not deductible allowances and reserves	483	425
Specific tax loss carryforwards	52	174
Miscellaneous	101	84

Total deferred tax assets	698	782

Deferred tax liabilities
Fixed assets	(270)	(258)
Miscellaneous	(21)	(119)

Total deferred tax liabilities	(291)	(377)

Net deferred tax asset	407	405

4.	CAPITAL STOCK

The Company’s subscribed capital, as of September 30, 2005, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2005, Repsol YPF S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of September 30, 2005, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

As of December 31, 2004, according to General Resolution No. 466/04 from the CNV, the Company converted irrevocable contributions included in the Shareholders’ equity as of December 31, 2003 into a subordinated liability that, on April 29, 2005, was cancelled with the shareholders in proportion to their stockholdings.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of September 30, 2005, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 45 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of September 30, 2005, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator	Last financial statements issued	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	06/30/05	Exploration and production
Aguada Pichana Neuquén	27.28%		Total Austral S.A.	06/30/05	Production
Aguaragüe Salta	30.00%		Tecpetrol S.A.	08/31/05	Exploration and production
Bandurria Neuquén	27.30%		YPF S.A.	12/31/04	Exploration
CAM-1 Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production
CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production
CAM-3 Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	12/31/04	Production
CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	—	Exploration
CGSJ - V/A Chubut	50.00%		Wintershall Energía S.A.	—	Exploration
Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	—	Exploration
El Tordillo Chubut	12.20%		Tecpetrol S.A.	06/30/05	Production
Filo Morado Neuquén	50.00%		YPF S.A.	12/31/04	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	06/30/05	Exploration
Llancanelo Mendoza	51.00%		YPF S.A.	12/31/04	Exploration and production
Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	12/31/04	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	06/30/05	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Pecom Energía S.A.	06/30/05	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	12/31/04	Production
San Roque Neuquén	34.11%		Total Austral S.A.	06/30/05	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	06/30/05	Production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of September 30, 2005, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 30% and 100%.

The assets and liabilities as of September 30, 2005 and December 31, 2004 and production costs of the joint ventures and other agreements for the nine-month periods ended September 30, 2005 and 2004 included in the financial statements are as follows:

	2005	2004
Current assets	69	84
Noncurrent assets	2,061	1,912

Total assets	2,130	1,996

Current liabilities	220	197
Noncurrent liabilities	133	137

Total liabilities	353	334

Production costs	629	566

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, as applicable, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of September 30, 2005 and December 31, 2004 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2005				2004
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	11	—	—	9	16	—	—	10
A - Evangelista S.A.	—	6	—	40	—	7	—	41
YPF Holdings Inc.	—	29	—	—	—	—	—	—
Others	—	—	—	44	—	—	—	44

	11	35	—	93	16	7	—	95

Jointly Controlled Companies:
Petroken	—	—	—	—	38	—	—	1
Profertil S.A.	14	—	—	21	6	1	—	34
Mega	172	1	—	—	157	2	—	—
Refinería del Norte S.A. (“Refinor”)	72	—	—	33	72	—	—	26

	258	1	—	54	273	3	—	61

Companies under Significant Influence:	51	11	—	53	114	1	—	46

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,322	—	22	—	1,305	—	26
Repsol YPF Transporte y Trading S.A.	66	—	—	33	30	—	—	28
Repsol YPF Gas S.A.	19	2	—	—	16	21	32	—
Repsol YPF Gas Chile Ltda.	—	—	325	—	—	4	323	—
Repsol YPF Brasil S.A.	12	21	256	18	11	18	262	18
Repsol International Finance B.V.	—	1,355	—	—	—	1,137	—	—
Repsol YPF E&P de Bolivia S.A.	—	—	—	51	—	—	—	36
Others	45	17	—	21	50	20	—	20

	142	2,717	581	145	107	2,505	617	128

	462	2,764	581	345	510	2,516	617	330

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the nine-month periods ended September 30, 2005 and 2004, include the following:

	2005				2004
	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	14	86	—	—	11	67	—	—
A - Evangelista S.A.	1	143	—	—	—	85	—	—
YPF Holdings Inc.	—	—	(29)	—	—	—	—	—

	15	229	(29)	—	11	152	—	—

Jointly Controlled Companies:
Petroken(1)	87	3	—	—	129	4	—	—
Profertil S.A.	52	58	—	—	49	109	35	—
Mega	579	—	—	—	425	—	173	(1)
Refinor	238	139	—	—	187	96	—	—

	956	200	—	—	790	209	208	(1)

Companies under Significant Influence:	205	184	—	—	418	181	—	—

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	13	—	38	—	11	185	36
Repsol YPF Transporte y Trading S.A.	367	368	—	—	509	82	—	—
Repsol YPF Brasil S.A.	48	—	—	8	54	—	—	11
Repsol YPF Gas S.A.	150	2	53	5	155	1	17	5
Repsol International Finance B.V.	—	—	(262)	32	—	—	1,989	24
Repsol YPF E&P de Bolivia S.A.	—	234	—	—	—	66	—	—
Others	125	2	—	10	110	8	—	14

	690	619	(209)	93	828	168	2,191	90

	1,866	1,232	(238)	93	2,047	710	2,399	89

(1)	Operations are disclosed until the company ceased to be a related party (Note 10).

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 26 and 22 for the nine-month periods ended September 30, 2005 and 2004, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 6 and 3 for the nine-month periods ended September 30, 2005 and 2004, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of September 30, 2005, the company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated.

-	Pending lawsuits: in the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

Additionally, YPF has received 96 claims, not individually significant considering their nature, with probable outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

-	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The mentioned request of invalidity by defects in the imputation procedure, was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

-	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court. Additionally, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

-	Arbitration with CMS Ensenada S.A. (“CMS”): In April 2004, the Company was notified of an arbitration complaint filed by CMS, in connection with a supply contract for electric power and vapor for the La Plata Refinery. CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the currency originally agreed-upon (US dollars) and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. As of the date of issuance of these financial statements, the Arbitration Court has not emitted a resolution.

-	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. As of September 30, 2005, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

Additionally, YPF’s Management, based on the opinion of its legal counsels, believes that the following contingencies, individually significant, have possible outcome:

-	Natural gas exports: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy.

By means of the Program, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned by the Program.

As a result of the Program, in several occasions during 2004 and 2005, the Company has been forced to suspend, either partially or totally, its natural gas deliveries to its export clients with whom the Company has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program as well as the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (Act of God) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. The aforementioned clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Additionally, in January 2005, Empresa Nacional de Electricidad S.A. (“ENDESA”) notified YPF the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of a contractual penalty.

-	Availability of foreign currency deriving from exports: Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished by Decree No. 1,606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF S.A. has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

Additionally, YPF has received claims for approximately 510, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of September 30, 2005, in addition to the hydrocarbon wells abandonment obligations (Note 3.f), the Company has reserved 114, corresponding to environmental contingencies, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental liabilities related to Chemicals’ operations in the United States of America were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to an amount that will enable to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

-	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of September 30, 2005, approximately 6 million crude oil barrels are pending of delivery.

During September 2005, YPF cancelled in advance the crude oil future delivery commitment of 11 million crude oil barrels, for which it had received an advanced payment of US$ 400 million in 2001, through the payment of US$ 191 million, including 71 of pre-cancellation costs.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive or to deliver the product object of the contract.

-	Operating leases: As of September 30, 2005, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations position. Charges recognized under these contracts for the nine-month periods ended September 30, 2005 and 2004, amounted to 161 and 165, respectively, from which 45 and 35, respectively, correspond to contracts which began its execution after January 1, 2003.

As of September 30, 2005, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	283	225	145	105	95	207

-	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above in three annual payments, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the nine-month period ended September 30, 2005:

-	In January 2005, YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., company with operations in the Chemical segment in Argentina, recording a net gain of 75 in the statement of income.

-	In March 2005, YPF agreed to sell its interest in Petroken, company with operations in the Chemical segment in Argentina, for an amount of US$ 58 million (equal to its carrying amount). In July 2005, this operation was approved by the Antitrust Board.

During the year ended December 31, 2004:

-	In July 2004, YPF through YPF Holdings Inc. sold, for an amount of US$ 43 million, its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

-	In October 2004, YPF through YPF International S.A. sold, for an amount of US$ 41 million, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting standards in Buenos Aires City, Argentina and the generally accepted accounting standards in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting standards in places other than in Buenos Aires City, Argentina.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	1,904	—		9		1,913
Mineral property, wells and related equipment	41,289	6		942		42,237
Refinery equipment and petrochemical plants	7,029	—		110		7,139
Transportation equipment	1,716	—		7		1,723
Materials and equipment in warehouse	330	508		(435)		403
Drilling and work in progress	1,497	1,776		(929)		2,344
Furniture, fixtures and installations	394	—		29		423
Selling equipment	1,258	—		12		1,270
Other property	285	—		3		288

Total 2005	55,702	2,290	(3)	(252	)(1)	57,740

Total 2004	52,984	1,924	(3)	(240	)(1)	54,668

	2005								2004
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-05		Net book value as of 09-30-04		Net book value as of 12-31-04
Land and buildings	807	8		2%	16	831	1,082		1,100		1,097
Mineral property, wells and related equipment	28,213	(2)		(2)	1,573	29,784	12,453	(4)	12,278	(4)	13,076	(4)
Refinery equipment and petrochemical plants	4,904	—		4- 5%	186	5,090	2,049		2,158		2,125
Transportation equipment	1,158	(12)		4- 5%	38	1,184	539		561		558
Materials and equipment in warehouse	—	—		—	—	—	403		326		330
Drilling and work in progress	—	—		—	—	—	2,344		1,845		1,497
Furniture, fixtures and installations	349	(8)		10%	30	371	52		46		45
Selling equipment	888	—		10%	53	941	329		375		370
Other property	242	—		10%	9	251	37		41		43

Total 2005	36,561	(14	)(1)		1,905	38,452	19,288

Total 2004	34,196	(1	)(1)		1,743	35,938			18,730		19,141

(1)	Includes 43 and 101 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2005 and 2004, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 6 and 125 corresponding to the future costs of hydrocarbon wells abandonment obligations for the nine-month periods ended September 30, 2005 and 2004, respectively.
(4)	Includes 1,237, 1,374 and 1,346 of mineral property as of September 30, 2005 and 2004 and December 31, 2004, respectively.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005																2004
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	309	(3)	1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	09/30/05	5		12	309	99.99%		429	(3)
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	421	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	06/30/05	1,561		(65)	(330)	100.00%		-	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	11,880	276		258	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	09/30/05	244		19	276	99.99%		258
A-Evangelista S.A.	Common		$1	8,683,498	53		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	09/30/05	9		5	53	99.91%		53
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	12/31/01	—	(2)	3	44	100.00%		44

					682		2,186										784

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	423		75	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09/30/05	203		236	1,113	38.00%		427
Profertil S.A.	Common		$1	1,000,000	525		341	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06/30/05	2		111	1,050	50.00%		479
Refinería del Norte S.A.	Common		$1	45,803,655	181		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/05	92		73	363	50.00%		169

					1,129		416										1,075

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	105	(1)	15	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	06/30/05	110		8	336	37.00%		105	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	43		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	06/30/05	14		7	129	33.15%		47
Oiltanking Ebytem S.A.	Common		$10	351,167	37		7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 400, P. 4°, Buenos Aires, Argentina	06/30/05	12		3	124	30.00%		36
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	17		10	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	06/30/05	7		10	169	10.00%		26
Central Dock Sud S.A.	Common		$0.01	3,847,189,961	19	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/05	484		29	308	9.98	%(5)	21	(3)
Gas Argentino S.A.	Common		$1	308,855,955	126		338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	06/30/05	681		62	278	45.33%		129
Inversora Dock Sud S.A.	Common		$1	103,497,738	151	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/05	241		19	263	42.86%		150	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	272		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	06/30/05	67		33	604	45.00%		263
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	18		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	06/30/05	45		(6)	98	18.00%		19
Other companies:
Others (4)	—		—	—	14		13	—	—	—	—		—	—	—		14

					802		743										810

					2,613		3,345										2,669

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	Includes Enerfin S.A. (in liquidation), A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A., MetroEnergía S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of September 30, 2005 and December 31, 2004, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF S.A. accounting methods.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND 2004

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005					2004
Account	Amounts at beginning of year	Increases	Decreases	Transfers	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	347	8	16	—	339	315
For other doubtful accounts	122	—	3	—	119	119

	469	8	19	—	458	434

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	70	—	5	—	65	72
For reduction in value of holdings in long-term investments	325	39	43	—	321	319
For unproductive exploratory drilling	16	28	41	—	3	28
For obsolescence and fixed assets to be disposed of	47	1	2	—	46	47

	458	68	91	—	435	466

Total deducted from assets, 2005	927	76	110	—	893

Total deducted from assets, 2004	939	164	203	—		900

Reserves for losses - current:
For pending lawsuits	—	—	—	—	—	71
For various specific contingencies (Note 9.a)	67	28	12	8	91	21

	67	28	12	8	91	92

Reserves for losses - noncurrent:
For pending lawsuits (Note 9.a)	541	119	27	(1)	632	328
For various specific contingencies (Note 9.a)	80	23	18	(7)	78	60

	621	142	45	(8)	710	388

Total included in liabilities, 2005	688	170	57	—	801

Total included in liabilities, 2004	402	105	27	—		480

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005	2004
Inventories at beginning of year	1,005	675
Purchases for the period	1,693	1,056
Production costs (Exhibit H)	5,896	5,251
Holding gains on inventories	141	166
Inventories at end of period	(1,167)	(1,000)

Cost of sales	7,568	6,148

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

Account	Foreign currency and amount				Exchange rate in pesos as of 09-30-05		Book value as of 09-30-05
	2004		2005
Current Assets
Cash	US$	55		—	—		—
Investments	US$	13	US$	22	2.87	(1)	63
Trade receivables	US$	477	US$	465	2.87	(1)	1,335
		€7		€4	3.46	(1)	14
Other receivables	US$	741	US$	827	2.87	(1)	2,373
	$CH	110,557	$CH	115,048	0.005501	(1)	633
		€1		—	—		—

Total current assets							4,418

Noncurrent Assets
Other receivables	US$	208	US$	202	2.87	(1)	581

Total noncurrent assets							581

Total assets							4,999

Current Liabilities
Accounts payable	US$	302	US$	316	2.91	(2)	920
		€7		€10	3.54	(2)	35
Loans	US$	36	US$	30	2.91	(2)	88
Net advances from crude oil purchasers	US$	89	US$	31	2.91	(2)	91

Total current liabilities							1,134

Noncurrent Liabilities
Accounts payable	US$	233	US$	234	2.91	(2)	681
Loans	US$	412	US$	365	2.91	(2)	1,062
Net advances from crude oil purchasers	US$	213	US$	41	2.91	(2)	120

Total noncurrent liabilities							1,863

Total liabilities							2,997

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2005 and September 30, 2004 are unaudited)

	2005						2004
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	245	68		86	14	413	323
Fees and compensation for services	38	116	(1)	13	1	168	105
Other personnel expenses	88	30		15	5	138	120
Taxes, charges and contributions	106	3		133	—	242	230
Royalties and easements	1,289	—		—	6	1,295	1,227
Insurance	46	—		7	—	53	51
Rental of real estate and equipment	135	1		39	—	175	173
Survey expenses	—	—		—	73	73	44
Depreciation of fixed assets	1,804	22		79	—	1,905	1,743
Industrial inputs, consumable materials and supplies	412	5		26	2	445	368
Construction and other service contracts	370	5		28	9	412	354
Preservation, repair and maintenance	604	10		16	1	631	501
Contracts for the exploitation of productive areas	130	—		—	—	130	215
Unproductive exploratory drillings	—	—		—	28	28	90
Transportation, products and charges	368	—		590	—	958	791
Allowance (Recovery) for doubtful trade receivables	—	—		5	—	5	(49)
Publicity and advertising expenses	—	39		19	—	58	57
Fuel, gas, energy and miscellaneous	261	27		27	8	323	265

Total 2005	5,896	326		1,083	147	7,452

Total 2004	5,251	285		904	168		6,608

(1)	Includes 3 for fees to the Directors and Statutory Auditors.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 50.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Item 3

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of September 30, 2005 and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of September 30, 2005 and the related consolidated statements of income and cash flows for the nine-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated November 10, 2005, in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Buenos Aires City, Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

2

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina
November 10, 2005

For Statutory Audit Committee

Juan A. Gelly y Obes
Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 29, 2005	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer